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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                               VFINANCE.COM, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   925 53T 104
           -----------------------------------------------------------
                                 (CUSIP Number)

                                MICHAEL E. GOLDEN
                             c/o vFinance.com, Inc.
                        3010 N. Military Trail, Suite 300
                              Boca Raton, FL 33431
                                 (561) 981-1001
                               (561) 981-1089(FAX)

           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 4, 2001
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. - 925 53T 104                                        Page 2 of 6 Pages
-----------------------                                        -----------------
                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Michael E. Golden

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

          OO

--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER         3,265,929
    NUMBER OF
     SHARES       --------------------------------------------------------------
  BENEFICIALLY    8        SHARED VOTING POWER          15,000
    OWNED BY
      EACH        --------------------------------------------------------------
   REPORTING      9        SOLE DISPOSITIVE POWER    3,265,929
     PERSON
      WITH        --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER     15,000

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,280,929**

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.9%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN

--------------------------------------------------------------------------------
** Includes 3,043,429 shares of common stock, 200,000 shares of common stock underlying convertible preferred stock, vested options owned by Mr. Golden to purchase 22,500 shares of common stock, and vested options owned by his spouse, Christine Golden, to purchase 15,000 shares of common stock, which Mr. Golden is deemed to beneficially own. Excludes 33,750 shares of common stock underlying options owned by Mr. Golden and 22,500 shares of common stock underlying options owned by Mrs. Golden, subject to a vesting schedule, none of which will vest within 60 days from the date hereof. If these options were fully vested, the reporting person would be the beneficial owner of 3,337,179 shares, with sole voting and dispositive power, which as of the date hereof would represent 17.2% of the outstanding common stock of vFinance.com, Inc.


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-----------------------                                        -----------------
CUSIP No. - 925 53T 104                                        Page 3 of 6 Pages
-----------------------                                        -----------------

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of vFinance.com, Inc., a Delaware corporation ("vFinance") with principal executive offices at 3010 N. Military Trail, Suite 300, Boca Raton, FL 33431. This statement constitutes the initial filing of a Schedule 13D with respect to the Common Stock beneficially owned by Michael Golden.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) Name of person filing: Michael E. Golden.

         (b) Business address: 3010 N. Military Trail, Suite 300, Boca Raton, FL 33431.

         (c) Mr. Golden's present principal occupation is Vice Chairman of the Board of Directors and Director of vFinance.

         (d) Mr. Golden has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Mr. Golden has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On January 4, 2001, Mr. Golden acquired 3,043,429 shares of Common Stock of vFinance as a result of a merger of Colonial Acquisition Corp., a wholly-owned subsidiary of vFinance, with and into Colonial Direct Financial Group, Inc., a Delaware corporation ("Colonial"), with Colonial as the surviving corporation (the "Merger"). Mr. Golden's shares of Colonial common stock were exchanged for shares of Common Stock at a rate of 1 share of Colonial common stock for 1.3092 shares of Common Stock (the "Merger Shares").

         As part of the post-closing conditions of the Merger, $500,000 in principal amount of the loans extended by Michael Golden to Colonial and/or its affiliates were converted into 50,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Preferred Stock"). The Preferred Stock may at any time, at the option of Mr. Golden, be converted into shares of Common Stock at a rate of 1 share of Series B Convertible Preferred Stock for 4 shares of Common Stock (the "Conversion Shares"), subject to adjustment as set forth in the Certificate of Designation of Series B Convertible Preferred Stock of vFinance filed with the Delaware Secretary of State on January 3, 2001.

         In addition, Mr. Golden received an option to purchase 56,250 shares of Common Stock (the "Option Shares"), of which the right to acquire 22,500 shares had become fully vested as of January 4, 2001, in exchange for his option to purchase 75,000 shares of Colonial common stock pursuant to the Merger.


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CUSIP No. - 925 53T 104                                        Page 4 of 6 Pages
-----------------------                                        -----------------

ITEM 4.  PURPOSE OF THE TRANSACTION

       As stated in Item 3 above, Mr. Golden acquired the Merger Shares, Conversion Shares and the Option Shares as a result of the Merger.

       Mr. Golden acquired the Merger Shares, and will hold the Conversion Shares and the Option Shares, for investment purposes. Depending on market conditions and other factors, Mr. Golden may acquire additional shares as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Golden also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

         As part of the Merger, vFinance entered into an Employment Agreement dated as of January 5, 2001 with Mr. Golden, wherein vFinance agreed to cause Mr. Golden to be nominated as a member of the Board of Directors of vFinance and each of its subsidiaries at all times during the term of his employment with vFinance. Mr. Golden agreed to faithfully serve vFinance as a member of all such Boards upon election.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Mr. Golden is the beneficial owner of an aggregate of 3,280,929 shares of Common Stock, which comprises 16.9% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Golden beneficially owns 3,043,429 shares of Common Stock and 50,000 shares of Preferred Stock. The Preferred Stock owned by Mr. Golden is convertible, at his option, into 200,000 shares of Common Stock.

         Mr. Golden also beneficially owns 22,500 shares of Common Stock as a result of his ownership of options to purchase up to 56,250 shares of Common Stock, of which options to purchase 22,500 shares of Common Stock became exercisable on January 4, 2001. The remaining 33,750 shares of Common Stock underlying such option are subject to a vesting schedule, none of which will vest within 60 days from the date hereof.

         Furthermore, Mr. Golden beneficially owns 15,000 shares of Common Stock as a result of the ownership of his spouse, Christine Golden, of options to purchase up to 37,500 shares of Common Stock, of which options to purchase 15,000 shares of Common Stock became exercisable on January 4, 2001. The remaining 22,500 shares of Common Stock underlying such option are subject to a vesting schedule, none of which will vest within 60 days from the date hereof.

         (b) Mr. Golden has sole voting and dispositive power with respect to 3,265,929 shares of Common Stock that he beneficially owns, and has shared voting and dispositive power with respect to 15,000 shares of Common Stock underlying vested options owned by Mrs. Golden which he is deemed to beneficially own. Following the vesting of his option to purchase 33,750 shares of Common Stock and Mrs. Golden's option to purchase 22,500 shares of Common Stock, Mr. Golden will have sole voting and dispositive power with respect to the 33,750 shares of Common Stock, and have shared voting and dispositive power with respect to the 22,500 shares of Common Stock.

         (c) On January 4, 2001, Mr. Golden acquired 3,043,429 shares of Common Stock in exchange for 2,324,648 shares of Colonial common stock at a rate of 1 share of Colonial common stock for 1.3092 shares of Common Stock pursuant to the Merger.

         In addition, as part of the post-closing conditions of the Merger, $500,000 in principal amount of the loans extended by Mr. Golden to Colonial and/or its affiliates were converted into 50,000 shares of Preferred Stock.

         The Preferred Stock are convertible into 200,000 shares of Common Stock at a rate of 1 share of Preferred Stock for 4 shares of Common Stock (the "Conversion Shares"), subject to adjustment as set forth in the Certificate of Designation of Series B Convertible Preferred Stock of vFinance filed with the Delaware Secretary of State on January 3, 2001.


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CUSIP No. - 925 53T 104                                        Page 5 of 6 Pages
-----------------------                                        -----------------

         In addition, Mr. Golden received an option to purchase 56,250 shares of Common Stock at an exercise price of $2.25 per share in exchange for his option to purchase 75,000 shares of Colonial common stock at an exercise price of $3.69 per share pursuant to the Merger.

         (d) Mrs. Golden has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 15,000 shares of Common Stock beneficially owned by Mr. Golden which underlie Mrs. Golden's option to purchase 37,500 shares of Common Stock.

         Except as provided herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by Mr. Golden.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Golden beneficially owns 15,000 shares of Common Stock as a result of Mrs. Golden's ownership of options to purchase up to 37,500 shares of Common Stock, of which options to purchase 15,000 shares of Common Stock became exercisable on January 4, 2001. The remaining 22,500 shares of Common Stock underlying such option are subject to a vesting schedule, none of which will vest within 60 days from the date hereof.

         Except as herein described, there are no contracts, arrangements, understandings or relationships, legal or otherwise, with respect to the securities of vFinance to which Mr. Golden is a party.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Employment Agreement dated as of January 5, 2001, between vFinance.com, Inc. and Michael E. Golden in connection with the Merger.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 28, 2001


                                        By: /s/ MICHAEL E. GOLDEN
                                            ------------------------------------
                                            MICHAEL E. GOLDEN



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CUSIP No. - 925 53T 104                                        Page 6 of 6 Pages
-----------------------                                        -----------------

                                INDEX TO EXHIBITS

EXHIBIT

NUMBER            DESCRIPTION
-------           -----------


    1 Employment Agreement dated as of January 5, 2001, between vFinance.com and Michael E. Golden in connection with the Merger.